UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                            US Airways Group, Inc.
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                               (Name of Issuer)

               Class A Common Stock (par value $1.00 per share)
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                        (Title of Class of Securities)

                                   911905503
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                                (CUSIP Number)

                                August 27, 2003
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)


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CUSIP NO. 911905503
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1.  NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Goldman, Sachs & Co.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a) [ ]
                                                                 (b) [X]
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3.  SEC USE ONLY
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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
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      NUMBER OF                   5.  SOLE VOTING POWER
       SHARES                           0
    BENEFICIALLY                 ----------------------------------------------
      OWNED BY                    6.  SHARED VOTING POWER
        EACH                            935,800
      REPORTING                  ----------------------------------------------
       PERSON                     7.  SOLE DISPOSITIVE POWER
        WITH                            0
                                 ----------------------------------------------
                                  8.  SHARED DISPOSITIVE POWER
                                        935,800
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     935,800 shares of Class A Common Stock beneficially owned by the Reporting Person set forth above plus 3,743,200 shares of Class A Common Stock beneficially owned by members of the Purchase Group (other than Goldman, Sachs & Co. and The Goldman Sachs Group, Inc.) as referenced in the Preliminary Note. See Preliminary Note.
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES          [ ]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.9% attributable to the Class A Common Stock beneficially owned by the Reporting Person set forth above but the combined 4,679,000 shares of Class A Common Stock beneficially owned by the Purchase Group represents 9.7% of the number of shares of Class A Common Stock outstanding. See Preliminary Note.
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12. TYPE OF REPORTING PERSON

    BD-PN-IA
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CUSIP NO. 911905503
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1.  NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Goldman Sachs Group, Inc.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a) [ ]
                                                                 (b) [X]
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3.  SEC USE ONLY
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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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      NUMBER OF                   5.  SOLE VOTING POWER
       SHARES                           0
    BENEFICIALLY                 ----------------------------------------------
      OWNED BY                    6.  SHARED VOTING POWER
        EACH                            935,800
      REPORTING                  ----------------------------------------------
       PERSON                     7.  SOLE DISPOSITIVE POWER
        WITH                            0
                                 ----------------------------------------------
                                  8.  SHARED DISPOSITIVE POWER
                                        935,800
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     935,800 shares of Class A Common Stock beneficially owned by the
     Reporting Person set forth above plus 3,743,200 shares of Class A Common Stock beneficially owned by members of the Purchase Group (other than Goldman, Sachs & Co. and The Goldman Sachs Group, Inc.) as referenced in the Preliminary Note. See Preliminary Note.
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES          [ ]
-------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.9% attributable to the Class A Common Stock beneficially owned by the Reporting Person set forth above but the combined 4,679,000 shares of Class A Common Stock beneficially owned by the Purchase Group represents 9.7% of the number of shares of Class A Common Stock outstanding. See Preliminary Note.
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12. TYPE OF REPORTING PERSON

    HC-CO
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     Preliminary Note: Goldman, Sachs & Co. ("GSC") and The Goldman Sachs
Group, Inc. (together with GSC, "Goldman") are filing this Schedule 13G with respect to the Class A Common Stock (the "Class A Common Stock"), par value $1.00 per share of US Airways Group, Inc. (the "Company"). Goldman is currently the owner of 935,800 shares of Class A Common Stock. Goldman, OCM Principal Opportunities Fund II, L.P. ("OCM"), a private equity-based fund managed by Oaktree Capital Management, LLC (together with OCM, "Oaktree"), Aviation Acquisition, L.L.C. ("Aviation Acquisition"), a private equity-based fund managed by Farallon Capital Management, L.L.C. ("Farallon") and the managing members of Farallon, David I. Cohen, Chun R. Ding, Joseph F. Downes, William F. Duhamel, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Derek C. Schrier, Thomas F. Steyer and Mark C. Wehrly (collectively, the "Managing Members" and together with Farallon, Aviation Acquisition, Oaktree and Goldman, the "Purchase Group"), purchased, in aggregate, 4,679,000 shares of Class A Common Stock of the Company in a private placement which closed in two parts in August 2003.

     Certain terms and conditions in connection with such parties' investment in the Class A Common Stock, including the signing by GSC, Aviation Acquisition, OCM, the limited liability company members of Aviation Acquisition and the Company of that certain Stockholder Agreement dated as of August 14, 2003, as amended by Amendment No. 1 dated as of August 27, 2003, could be deemed to make Goldman, Oaktree, Aviation Acquisition, Farallon and the Managing Members members of a group as defined by Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 13(d)-5(b) of the Exchange Act, each member of the Purchase Group may be deemed to beneficially own any equity securities of the Company that the other members of the group beneficially own. Goldman is therefore filing this
Schedule 13G to report (i) the beneficial ownership by Goldman of 935,800 shares of Class A Common Stock and (ii) the possible formation of the Purchase Group and the attribution to Goldman of 3,743,200 shares of Class A Common Stock beneficially owned, in aggregate, by the other members of the Purchase Group.[F1]

     Goldman expressly disclaims beneficial ownership of 3,743,200 shares of Class A Common Stock of the Company owned by the other members of the Purchase Group.


-------------------------
    [F1] Such figure was based on information obtained directly from OCM and Aviation Acquisition

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Item 1(a).     Name of Issuer:
               US Airways Group, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               2345 Crystal Drive
               Arlington, VA 22227

Item 2(a).     Name of Person Filing:
               Goldman, Sachs & Co. and
               The Goldman Sachs Group, Inc.

Item 2(b).     Address of Principal Business Office or, if none, Residence:
               85 Broad Street
               New York, NY 10004

Item 2(c).     Citizenship:
               Goldman, Sachs & Co. - New York
               The Goldman Sachs Group, Inc. - Delaware

Item 2(d).     Title of Class of Securities:
               Class A Common Stock, par value $1.00 per share

Item 2(e).     CUSIP Number:  911905503

Item 3.        Not applicable. This Schedule 13G is filed pursuant to
               Rule 13d-1(c)

Item 4.        Ownership*

               (a)  Amount Beneficially Owned

                    Goldman beneficially owns 935,800 shares of Class A Common Stock. The Purchase Group beneficially owns 4,679,000 shares of Class A Common Stock.

               (b)  Percent of Class

                    Goldman beneficially owns 1.9% of the issued and outstanding shares of the Class A Common Stock. The Purchase Group beneficially owns 9.7% of the issued and outstanding shares of the Class A Common Stock.

               (c)  Number of shares as to which such person has:

                    (i) Sole power to vote or direct the vote: See the responses to Item 5 on the attached cover pages.

                    (ii) Shared power to vote or direct the vote: See the
                         responses to Item 6 on the attached cover pages.

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                    (iii) Sole power to dispose of or direct the disposition:
                         See the responses to Item 7 on the attached cover pages.

                    (iv) Shared power to dispose of or direct the disposition:
                         See the responses to Item 8 on the attached cover pages.

                    The Class A Common Stock reported hereby for Goldman, Sachs & Co. are owned directly by Goldman, Sachs & Co. The Goldman Sachs Group, Inc., as the parent holding company of Goldman, Sachs & Co., may be deemed to be the beneficial owner of all such Class A Common Stock owned by Goldman, Sachs & Co. The Goldman Sachs Group, Inc. hereby disclaims any beneficial ownership of any such Class A Common Stock. The 3,743,200 shares of Class A Common Stock attributed to Goldman by virtue of their possible membership in the Purchase Group are owned directly by OCM and/or Aviation Acquisition. Goldman hereby disclaims any beneficial ownership of any such shares of Class A Common Stock.

Item 5.        Ownership of Five Percent or Less of a Class

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               See Exhibit (99.2).

Item 8.        Identification and Classification of Members of the Group

               See Preliminary Note.

Item 9.        Notice of Dissolution of Group

               Not Applicable.

Item 10.       Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction

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               having that purpose or effect.











               ---------------------

                    * In accordance with the Securities and Exchange
               Commission (the "SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GSG. IBD disclaims beneficial ownership of the securities beneficially owned by
               (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and
               (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD. Goldman expressly disclaims beneficial ownership of 3,743,200 shares of Class A Common Stock beneficially owned by other members of the Purchase Group.


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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2003

                                           THE GOLDMAN SACHS GROUP, INC.

                                           By: /s/ Roger S. Begelman
                                               -------------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact

                                           GOLDMAN, SACHS & CO.

                                           By: /s/ Roger S. Begelman
                                               -------------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact

                                       8

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                               INDEX TO EXHIBITS

              Exhibit No.                    Exhibit

                 99.1 Joint Filing Agreement, dated September 5, 2003, between The Goldman Sachs Group, Inc. and Goldman, Sachs & Co.

                 99.2          Item 7 Information

                 99.3 Power of Attorney, dated January 6, 2003, relating to Goldman, Sachs & Co.

                 99.4 Power of Attorney, dated January 6, 2003, relating to The Goldman Sachs Group, Inc.




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